SICHENZIA ROSS FRIEDMAN FERENCE LLP
                  1065 AVENUE OF THE AMERICAS NEW YORK NY 10018
                 TEL 212 930 9700 FAX 212 930 9725 WWW.SRFF.COM

                                  May 24, 2005

Patrick Gilmore, Staff Accountant
Securities and Exchange Commission
450 Fifth Street, N.W., Judiciary Plaza
Washington, D.C. 20549

         Re:      Item 4 Form 8-K filed April 20, 2005

Dear Mr. Gilmore:

      This firm represents Euroweb International Corp. (the "Company") in the above-referenced matter. Below, please find our responses to your May 16, 2005 comment letter:

1. We note that in the accountants letter filed as Exhibit 16.1 that KPMG states that they "are not in a position to agree or disagree with the Company's statements that there were no reportable events between January 1, 2005 and April 15, 2005." Help us understand why KPMG is unable to agree or disagree with the Company's statement that there were no reportable events during this period in which KPMG was still engaged. Since KPMG was still engaged during this period, they should be able to agree or disagree as to whether there were any reportable events during this period. Additionally, to the extent that there were any letters or written communication to and from the former accountants regarding any reportable events to management or the Audit Committee, please provide us with such correspondence.

   Response

   Attached as Exhibit "A" is a letter dated May 24, 2005 from KPMG Hungaria Kft. ("KPMG") explaining why KPMG is unable to agree or disagree with the statement that there were no reportable events during this period.

   The Company has advised that there were no letters or written communication to and from the former accountants regarding any reportable events to management or the Audit Committee

2. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

   Response

   As the Company did not make changes to the Form 8-K, there was no need to obtain and file an updated Exhibit 16 letter.

                                       ***

Should you have any further questions, please do not hesitate to contact the undersigned at 212-398-1494

                                                     Sincerely,

                                                     /s/Stephen Fleming

                                                     Stephen Fleming

                                    EXHIBIT A

                               LETTERHEAD OF KPMG

Dear Mr. Toro

Last week you sent us a copy of the comment letter Euroweb International received from the SEC, relating to Item 4 Form 8-K filed April 20, 2005. The comment was as follows:

We note that in the accountants letter filed as Exhibit 16.1 that KPMG states that they "are not in a position to agree or disagree with the Company's statements that were no reportable events between January 1, 2005 and April 15, 2005" Help us to understand why KPMG is unable to agree or disagree with the Company's statement that there were reportable events during this period in which KPMG was still engaged. Since KPMG was still engaged during this period, they should be able to agree or disagree as to whether there were any reportable events during this period. Additionally, to the extent that there were any letters or written communication to and from the former accountants regarding any reportable events to management or the Audit Committee, please provide us with such correspondence."

We respond as follows:

Our final engagement letter, which was approved by the audit committee, covered the audit of the financial statements of Euroweb International Inc for the year ended 13 of December 2004. We were not engaged to perform audit services for any period beginning after this date. Although we included post balances sheet review procedures in connection with issuing our audit opinion on the 31 December 2004 financial statements, we have preformed no audit or review procedures in 2005. In order to report that there was or was not a material weakness in internal control during the period specified by the SEC, audit procedures would need to be performed during that period of time. Furthermore, since a material weakness in internal control is considered a "reportable condition" we are therefore unable to determine whether reportable events arose in 2005 for the reasons specified above...

I trust shit has clarified matters. Should you have further questions, please do not hesitate to contact me.

Yours sincerely


Marl Bownas
Partner
KPMG Hungaria K.ft.